Sub-Item 77M:  Mergers

On March 17, 2006, Bancroft Convertible Fund, Inc., a Delaware corporation, (the "Company") changed its form of organization by merging with and into Bancroft Fund Ltd., a Delaware statutory trust, (the "Trust"), pursuant to a plan of reorganization approved by the Company's shareholders on March 14, 2006. The reorganization was approved by the Directors of the Company on November 18, 2005 (See Item 77C for information on the shareholder vote.)